CORRESP
HOME BANCORP, INC.
503 Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-1960

December 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Arzonetti, Esq.

Re: Home Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-291693

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Wednesday, December 3, 2025, at 10:00 a.m., Eastern time, or as soon thereafter as is practicable.

Should you have any questions with respect to this request, please contact our counsel Kenneth Tabach of Silver, Freedman, Taff & Tiernan LLP at 202-295-4531. Once the Registration Statement has been declared effective, please orally confirm that event by calling Mr. Tabach.

Very truly yours,

HOME BANCORP, INC.

By: /s/ John W. Bordelon
John W. Bordelon
Chairman, President and Chief Executive Officer